UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐ Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Energy Fuels Inc.

Name of Registrant

N/A

Former Name if Applicable

225 Union Blvd., Suite 600

Address of Principal Executive Office (Street and Number)

Lakewood, Colorado, 80228

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the "Annual Report") of Energy Fuels Inc. (the "Company"), was required to be filed on or before March 1, 2022. The Company is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

On January 1, 2022, the Company became a large accelerated filer for the first time and, as a result, the Company has a shortened filing deadline of 60 days rather than 90 days to file its Annual Report and is now subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 ("SOX"). Additionally, the Company is required to file seven updated technical reports compliant with Subpart 1300 of Regulation S-K for the first time and has to perform an International Financial Reporting Standards ("IFRS") to U.S. Generally Accepted Accounting Principles ("U.S. GAAP") conversion for the presentation of summarized financial information in accordance with Rule 4-08(g) of Regulation S-X to be included in the notes to the Company's financial statements in the Annual Report for the first time.

For the foregoing reasons, the Company requires additional time to: finalize seven technical reports being updated for compliance with Subpart 1300 of Regulation S-K; complete the procedures relating to its year-end financial reporting process, which are in part dependent on the information included within the seven updated technical reports; finalize processes and procedures required by Section 404(b) of SOX; complete the procedures relating to management's assessment of the effectiveness of its internal controls; and finalize an IFRS conversion to U.S. GAAP for the presentation of summarized financial information for two separate equity method investments, spanning three historical reporting periods. Therefore, the Company is unable to file the Annual Report by the prescribed filing due date of March 1, 2022. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David C. Frydenlund	(303)	389 - 4130
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will be recording a gain on the sale of non-core conventional uranium assets to Consolidated Uranium Inc. (formerly International Consolidated Uranium Inc.) (the "Disposition") of approximately $35.7 million which will improve the Company's results of operations for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

The Disposition was disclosed in Note 17 to the Company's Condensed Consolidated Financial Statements contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

ENERGY FUELS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 2, 2022	By:	/s/ David C. Frydenlund
Chief Financial Officer, General Counsel and Corporate Secretary